Troutman Pepper Hamilton Sanders LLP 400 Berwyn Park, 899 Cassatt Road Berwyn, PA 19312-1183 troutman.com

Scott R. Jones D 610.640.7853 F 215.827.5746 Scott.Jones@Troutman.com

August 14, 2020

VIA EDGAR

Christina Chalk

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Re:	Asta Funding, Inc. PRER14A filed July 24, 2020 File No. 1-35637 Schedule 13E-3 filed July 24, 2020 Filed by Asta Finance Acquisitions Inc., et al. File No. 5-44713

Dear Ms. Chalk:

Reference is made to the letter dated July 28, 2020 (the “Comment Letter”), addressed to Mr. Scott R. Jones, setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) by Asta Funding, Inc. (the “Filing Person” or the “Company”) and related Schedule 13E-3.

This letter sets forth the responses of the Filing Person to the Staff’s comments. For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the response to each comment set forth immediately under that comment. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter. Please note that the Filing Person has included the revisions described below in Amendment No. 2 (“Amendment No. 2”) to the Preliminary Proxy Statement (the “Preliminary Proxy Statement”), which is being filed via EDGAR simultaneously with this letter. References in the text of the responses herein to captions and page numbers refer to Amendment No. 2.

Schedule 14A filed July 24, 2020

Questions & Answers About the Virtual Special Meeting and the Merger, page 9 Why was the original merger agreement amended?, page 10

1. Despite the subtitle of this section, no information is provided about why the merger agreement was amended. While it is appropriate to cite to a more thorough discussion later in the proxy statement, the summary disclosure provided should match the title of the section, and vice versa. Please revise the subtitle or the disclosure in this section.

RESPONSE:     The Filing Person has revised the Preliminary Proxy Statement to describe in more detail why the original merger agreement was amended. Please see page 10 of Amendment No. 2.

U.S. Securities and Exchange Commission August 14, 2020 Page 2

Background of the Merger, page 14

2. Refer to the disclosure on page 17. Explain the basis for the Special Committee’s stated concern with the Initial Management Forecasts due to their projections of corporate and public company expenses throughout the business. We understand that these concerns resulted in the use of alternate forecasts for corporate expenses by Lincoln. Specifically describe the Special Committee’s concerns in this regard.

RESPONSE:     The Special Committee’s concern with the Initial Management Forecasts with respect to the projections of corporate and public company expenses was that the projected lack of anticipated growth throughout the business segments was not offset with meaningful reductions in corporate and public company expenses, and such lack of growth should have been offset with reducible costs, such as corporate and public company expenses. The Filing Person has revised the Preliminary Proxy Statement to describe the Special Committee’s concern with the Initial Management Forecasts. Please see page 17 of Amendment No. 2.

3. Refer to the disclosure at the top of page 18. It appears that Mr. Stern expressed concerns with the Initial Management Forecasts, which resulted in the Special Committee suggesting that they should be revised. Expand to explain why the Special Committee determined to revise those forecasts at the behest of the acquirer in the merger.

RESPONSE:     The Filing Person has revised the Preliminary Proxy Statement to explain why the Special Committee determined to revise the Initial Management Forecasts. Please see page 18 of Amendment No. 2.

4. On page 20, explain why representatives of the Company distributed a third round of management forecasts (the “Final Management Forecast”). Specifically, describe what caused the generation of a third set of projections.

RESPONSE:     The Filing Person respectfully notes that the generation of a third set of projections was the result of a combination of factors, including the availability of financial results of the first fiscal quarter of 2020, as well as the management team’s response to the concerns raised by the Special Committee relating to corporate and public company expenses and that the prior forecasts did not plan for any meaningful growth, which the Special Committee regarded as a concern for the future outlook of the Company. The Filing Person has revised the Preliminary Proxy Statement to clarify the reasons for requesting a third set of projections. Please see page 20 of Amendment No. 2.

U.S. Securities and Exchange Commission August 14, 2020 Page 3

Reasons for the Merger and Recommendation of Our Board of Directors, page 27

5. Expand to address how the Board of Directors considered the net book value per share of $13.23, which is above the merger consideration, in assessing fairness.

RESPONSE:     The Filing Person has revised the Preliminary Proxy Statement to address that the Board of Directors did not consider the net book value per share in assessing fairness as the Board of Directors relied upon the recommendation of the Special Committee of the Board of Directors in assessing fairness. The Special Committee did not consider net book value as a primary factor because it believed that net book value is not a material indicator of the value of the Company as a going concern but rather is indicative of historical costs, and that net book value on its own did not accurately reflects the Company’s present market value. The Filing Person has revised the Preliminary Proxy Statement to address the Special Committee's consideration of net book value per share in assessing fairness. Please see page 33 of Amendment No. 2.

6. Expand the discussion on page 28 to explain the basis for the conclusion that the merger is more favorable to the shareholders of the Company than remaining an independent entity.

RESPONSE:     The Filing Person has revised the Preliminary Proxy Statement to expand the discussion on the conclusion that the merger is more favorable to the shareholders of the Company than remaining an independent entity. Please see page 30 of Amendment No. 2.

Purposes and Reasons of the Parent Parties and the Stern Group for the Merger, page 32

7. Explain the reasons for the timing of the merger from the perspective of the Stern Group affiliated parties.

RESPONSE:     The Parent Parties and the Stern Group believe that now is an opportune time to take the Company private given the changing nature of the Company’s business, particularly as it relates to the run-off of the consumer receivable portfolios, the increased regulatory scrutiny, and the high expense and declining benefit of being a public company without having been successful at unlocking stockholder value. The Filing Person has revised the Preliminary Proxy Statement to explain this reasoning. Please see page 34 of Amendment No. 2.

Opinion of the Financial Advisor to the Special Committee of Our Board of Directors, page 34

8. In the discussion of the financial advisor’s opinion beginning on page 34, consider using the same labels for the management forecasts as used earlier in the Background of the Merger section of the proxy statement so it is clear which figures are being referenced.

RESPONSE:     The Filing Person has revised the Preliminary Proxy Statement to change the labels to be consistent throughout the document.

U.S. Securities and Exchange Commission August 14, 2020 Page 4

9. We note that net book value (which is higher than the merger consideration) was considered by Lincoln in its December 2019 analysis of the merger. Explain why it was apparently not considered in its updated analysis described here.

RESPONSE:     The Filing Person respectfully notes that the references to net book value on page 10 of Lincoln’s December 30, 2019 presentation appeared on a page labeled “Illustrative Perspectives on Potential Negotiating Positions” and the references to book value on page 10 were described in the footnote on such page as “for reference only.” As such, the illustrative references to net book value were not considered a core part of Lincoln's financial analyses and were accordingly not considered in the updated analyses. The Filing Person further notes that Section 2 of Lincoln's January 16, 2020 presentation did not refer to the fact that the net book value references were not included in that presentation because it was not considered a key change from the December 30, 2019 presentation. The disclosure has been updated on pages 17 and 44 of Amendment No. 2 to clarify that the net book value references were for reference purposes only.

Interests of Our Directors and Executive Officers in the Merger, page 59

10. The discussion of the interests of insiders should be relocated to a more prominent section closer to the forepart of the proxy statement. See Rule 13e-3(e)(1)(ii).

RESPONSE:     The Filing Person has revised the Preliminary Proxy Statement and the discussion of the interests of insiders has been relocated to a more prominent section, beginning on page 26 of Amendment No. 2.

Caution Regarding Forward-Looking Statements, page 66

11. The safe harbor for forward-looking statement does not apply in the context of a transaction subject to Rule 13e-3. Please delete the reference to the PSLRA or clarify that its safe harbor provisions do not apply in the context of this merger.

RESPONSE:     The Filing Person has revised the Preliminary Proxy Statement and the reference to the PSLRA has been removed.

Fees and Expenses, page 65

12. Please provide a breakdown of the fees to be incurred by each filing person on the Schedule 13E-3.

RESPONSE:     The Filing Person has revised the Preliminary Proxy Statement to provide for a breakdown of fees to be incurred by each filing person on the Schedule 13E-3. Please see page 65 of Amendment No. 2.

Vote Required, page 68

13. Here and at the forepart of the proxy statement in the appropriate section, clarify the percentage of the vote that is assured by virtue of the RBF voting agreement.

RESPONSE:     The Filing Person has revised the Preliminary Proxy Statement to clarify the percentage of the vote that is assured by virtue of the RBF voting agreement. Please see page 67 of Amendment No. 2.

U.S. Securities and Exchange Commission August 14, 2020 Page 5

If you have any questions relating to any of the foregoing, please contact Scott R. Jones of Troutman Pepper Hamilton Sanders LLP at (610) 640-7853.

Best regards,

/s/ Scott R. Jones

Scott R. Jones

Partner